Exhibit 99.B(d)(15)

Schedule B
to the
Sub-Advisory Agreement
between
SEI Investments Management Corporation
and
Analytic Investors, LLC

As of January 2, 2013, as amended March 24, 2015

For the purposes of this Schedule B, the term “Assets” shall have the meaning given in Paragraph 1 of the Agreement.

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Managed Trust

Global Managed Volatility Fund                                                                                                                 [REDACTED]

U.S. Managed Volatility Fund

The fee schedule below will be applied to the sum of the average daily value of the Assets of the SEI Institutional Managed Trust U.S. Managed Volatility Fund and the average daily value of the Assets of any other U.S. managed volatility SEI mutual fund or account (each a “U.S. Managed Volatility Fund”, collectively the U.S. Managed Volatility Funds”) to which the Sub-Adviser may now or in the future provide investment advisory/sub-advisory services. Each U.S. Managed Volatility Fund will be responsible for its pro rata portion of the total fee determined pursuant to this paragraph based on the relative values of the average daily Assets of the U.S. Managed Volatility Fund managed by Sub-Adviser (as set forth below).

[REDACTED]

As of the effective date of this Schedule B the U.S. Managed Volatility Funds are as follows:

SEI Institutional Managed Trust U.S. Managed Volatility Fund; and

SEI Institutional Investments Trust U.S. Managed Volatility Fund

Agreed and Accepted:

SEI Investments Management Corporation	Analytic Investors, LLC

By:	By:

/s/ William T. Lawrence	/s/ Michael Brogan

Name:	Name:

William T. Lawrence	Michael Brogan

Title:	Title:

Vice President	Managing Director